SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 2 FOR THE MONTH OF AUGUST 2008

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


The Industrial Development Bank of Israel Limited ("Registrant" or "Bank") issued an Immediate Report on July 6, 2008 briefly describing the main principals of an application submitted to court to approve an arrangement between the Bank and its shareholders.

Further to the above Immediate Report, the Bank is hereby filing a translation of the application to court, without its appendices.

                           FORWARD-LOOKING STATEMENTS


This report on Form 6-K, contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following: general economic and business conditions; the implementation of the government's resolution concerning the privatization of the Bank and the implementation of the arrangement and compromise scheme between the Bank and its shareholders regarding, among other things, the sale of the shares of the Bank, about which the Bank filed an application for the approval of the court; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees for our remaining business activities. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2006 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            INDUSTRIAL DEVELOPMENT BANK
                                            OF ISRAEL LIMITED

Date: August 13, 2008                       By: /s/ Michael Warzager
                                            ------------------------
                                            Michael Warzager
                                            General Counsel


                                            By: /s/ Natan Atlas
                                            ------------------------
                                            Natan Atlas
                                            General Secretary

IN THE DISTRICT COURT
IN TEL AVIV - JAFFA                                                       /2008

IN THE MATTER OF:   ARTICLE 350(A) OF THE COMPANIES LAW, 5759-1999
                    ("THE COMPANIES LAW")

THE APPLICANT:      INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                    (Public Company 52-002192-4)
                    ("THE BANK" OR "THE APPLICANT")

                    By the representatives the advocates Ehud Sol and/or Asher Dovev
                    Herzog, Fox, Neeman and Co.
                    of 4 Weizmann Street, Tel Aviv 64239
                    Tel: 03-6922020, Fax: 03-6966464

THE RESPONDENTS:    1. ORDINARY "A" SHAREHOLDERS OF THE INDUSTRIAL
                    DEVELOPMENT BANK OF ISRAEL LTD.

                    2. ORDINARY "B" SHAREHOLDERS OF THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                    3. ORDINARY "B1" SHAREHOLDERS OF THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                    4. PREFERRED ORDINARY SHAREHOLDERS OF THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                    5. PREFERRED "C" SHAREHOLDERS OF THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                    6. PREFERRED "CC" SHAREHOLDERS OF THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                    7. PREFERRED "CC1" SHAREHOLDERS OF THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                    8. PREFERRED "D" SHAREHOLDERS OF THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                    9. PREFERRED "DD" SHAREHOLDERS OF THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                    (All jointly "THE RESPONDENTS" or "THE SHAREHOLDERS")

              WRITTEN APPLICATION FOR APPROVAL OF A COMPROMISE AND
           ARRANGEMENT PLAN PURSUANT TO ARTICLE 350 OF THE COMPANIES
                                       LAW

(THE REMEDIES INCLUDED IN CLAUSES 16.1 - 16.4 OF THIS APPLICATION ARE REQUESTED EX PARTE)

                               TABLE OF CONTENTS:

                                 SECTION SECTION
NAME                                                                        PAGE

A.   INTRODUCTION.............................................................3
B.   THE REQUESTED REMEDIES...................................................8
C.   THE SHAREHOLDERS AND THEIR RIGHTS .......................................9
D.   THE COMPROMISE AND ARRANGEMENT PLAN.....................................11
E.   THE PROCEEDINGS WHICH LED TO THE FILING OF THE APPLICATION..............21
F.   MANNER OF ALLOCATION INTO CLASS MEETINGS................................25
G.   THE BANK'S CREDITORS....................................................25
H.   DESCRIPTION OF THE BANK AND ITS BUSINESS ENVIRONMENT ...................26
I.   CONCLUSION..............................................................31

The Honorable Court is hereby requested by virtue of its authority pursuant to
Article 350(a) of the Companies Law and the Companies Regulations (Application for Compromise or Arrangement), 5762-2002 ("THE ARRANGEMENT REGULATIONS") to approve the compromise and arrangement plan ("THE PLAN" or "THE ARRANGEMENT PLAN") between the Bank and all its shareholders. AT THE CENTER OF THE PLAN IS AN ARRANGEMENT FOR THE SALE OF MOST OF THE BANK'S SHARES TO AN OUTSIDE INVESTOR AND FOR REDEMPTION OF THE BALANCE, IN A MANNER THAT THE BANK WILL BE PRESERVED AS A "GOING CONCERN" (BUT WITHOUT A BANKING LICENSE).

IT IS CLARIFIED THAT THE STATE OF ISRAEL (INCLUDING IN ITS CAPACITY AS THE LARGEST SHAREHOLDER IN THE BANK) NOTIFIED THE BANK THAT THE ARRANGEMENT PLAN SPECIFIED IN THIS APPLICATION IS ACCEPTABLE TO IT AND THAT IT AGREES TO THE FILING THEREOF WITH THE COURT.

THE REMEDIES REQUESTED ARE SPECIFIED IN PART B OF THIS APPLICATION. In order to facilitate the familiarity with the contents and the intricacy of this application, we will precede the application itself with a short introductory section wherein the structure of the Bank and the events which led the Bank to file this application will be reviewed.

A.   INTRODUCTION

1. The Bank is a public company with a very complex share capital structure, which comprises nine (!) different classes of shares. The complexity of the share capital of the Bank derives from a number of factors as follows: (a) The different and numerous classes of shares comprising it, which confer various rights to the shareholders; (b) Some of the shares of the Bank are traded on the Tel Aviv Stock Exchange Ltd. ("THE EXCHANGE") and some are not; (c) Many shareholders are not residents of Israel (most of the shareholders residing outside of Israel are U.S. residents) and with a substantial portion of the shareholders who are residents outside of Israel, the contact was lost many years ago and they cannot be located.

2. In the course of 2002 a severe recession prevailed over the State of Israel. The financial state of the economy was bad and there were concerns floating in the air regarding the collapse of one of the large commercial banks in the State of Israel, not long after the collapse of the Trade Bank Ltd. as a result of the enormous embezzlement which was executed there. The widespread concerns among the public, were reinforced by the Governor of the Bank of Israel and the Supervisor of Banks who were aware of the hardship in which the banks found themselves at that time and of the possible implications to the whole economy if and so far as the black forecasts regarding the collapse of another bank will materialize and they publicly cautioned against the collapse of the commercial banks. The recession which prevailed over the whole economy, did not pass over the
     Bank: The Bank suffered a severe liquidity crisis, which led to panic-driven withdrawals of depositor funds. The panic which gripped the depositors who assembled at the doors of the Bank demanding the withdrawal of their deposits, led the Bank to the brink of an abyss.

3. As a result of the crisis which the Bank experienced, the State of Israel, and the Bank of Israel formulated a plan of action for the gradual discontinuation of the Bank's activity and for making a special line of credit available to the Bank for a defined period by the Bank of Israel ("THE RUN-OFF PLAN").

     Within the framework of the Run-Off Plan the extension of credit activity of the Bank was discontinued (almost completely) and the Bank focused on collecting the balance of credit which it provided to its customers. It is emphasized that on the one hand, this stage of collecting the credit within the framework of the Run-Off Plan, which was orchestrated by the Chairman of the Bank's Board of Directors and the GM of the Bank, who commenced their duties immediately before the start date of the Run-Off Plan, was crowned a great success. However, on the other hand, over the course of the implementation of the Run-Off Plan various legal claims were filed against the Bank and its officers, including by shareholders of the Bank, as will be specified later.

     Over the years, the Bank used to distribute every quarter a preferred dividend to its preferred shareholders and the State paid the Bank back to back interest (at the rate of the dividend which the Bank used to pay to the preferred shareholders) for the issue considerations of the preferred shares of the Bank which were deposited by the Bank with the Ministry of Finance ("THE PERPETUAL DEPOSIT"). After the Bank found itself in a liquidity crisis in the third quarter of 2002, the Bank ceased distributing the preferred dividend to its shareholders and the State ceased paying the Bank the aforesaid interest.

4. Pursuant to the government's decision, the Run-Off Plan is planned to conclude at the end of July 2008. Whether the arrangement plan will succeed or whether the Bank will end up in liquidation, the banking license of the Bank will be taken from it upon the termination of the Run-Off Plan. In order to prepare for "the day after" the Run-Off Plan, the Bank took a series of steps, while examining two main alternatives in connection with its future, the advantages and disadvantages of which were examined one against the other: (a) Liquidation of the Bank and distribution of the remainder of its assets to the shareholders, after discharge of the debts to the creditors; (b) Sale of the Bank as a going concern to a third party purchaser and distribution of the consideration among the shareholders.

5. The question what is the better alternative, that will better benefit the shareholders of the Bank was examined by the Bank in full cooperation with the State of Israel by virtue of its roles, including by virtue of the Bank being "a mixed company" as this term is construed in the Government Companies Law, 5735-1975.

     After many discussions and with the assistance of an outside consulting team, an outline was formulated according to which the Bank would be sold as "a going concern" to an outside investor. Accordingly, as was reported by the Bank, the State conducted over the course of 2007 an experimental test, through the Government Companies Authority, in the manner of publication of a request for information (RFI). The test was intended to examine the level of response of various parties which could be interested in acquiring all the issued and paid up share capital of the Bank. It is emphasized that twelve entities expressed interest in acquiring the aforesaid share capital.

6. After the initial draft of the outline for sale of the Bank as a going concern, which includes, inter alia, the arrangement plan which the Honorable Court is requested to approve, the State, Bank Leumi, Bank Hapoalim, Bank Discount, approximately 40% of all classes of "C" shareholders and approximately 30% of the Preferred Ordinary Shareholders ("THE MATERIAL SHAREHOLDERS") requested from Prof. Amir Barnea, a well known expert in banking and financing, to propose a formula for distribution of the consideration that will be received from the sale of all the shares of the Bank to the outside investor, among the shareholders. Professor Barnea submitted to the material shareholders his proposal for distribution of such consideration (a proposal which was prepared on the basis of the financial statements of the Bank as of September 30, 2007), and within the framework thereof he addressed, inter alia, the alternative of liquidating the Bank against its sale as a going concern. The conclusion of Prof. Barnea in this matter was that: "THERE IS A CONSIDERABLE GAP (APPROXIMATELY NIS 200 MILLION) BETWEEN THE VALUE ESTIMATE OF THE BANK WHEN SOLD AS A GOING CONCERN AND ITS VALUE UPON LIQUIDATION" and - "THEREFORE THERE IS JUSTIFICATION FOR REACHING AN AGREEMENT THAT WILL ENABLE A PROPER AND EXPEDITIOUS SALE PROCEEDING". The conclusion of Prof. Barnea was, therefore, that the alternative of selling the Bank as a going concern to third parties in lieu of its liquidation was the optimal alternative for the shareholders of the Bank.

7. As emerges from the proposal of Prof. Barnea, WHEREIN HE ADDRESSED, INTER ALIA THE ALTERNATIVES CONCERNING THE FUTURE OF THE BANK, THE CONSIDERATION THAT WILL BE RECEIVED BY THE SHAREHOLDERS OF THE BANK FROM ITS SALE AS A GOING CONCERN, IS EXPECTED TO BE HIGHER BY A SUBSTANTIAL RATE THAN THE CONSIDERATION EXPECTED FOR THEM UPON LIQUIDATION OF THE BANK AND THE DISTRIBUTION OF THE REMAINDER OF ITS ASSETS AMONG THE SHAREHOLDERS. Moreover, THE LIQUIDATION PROCEEDING IS EXPECTED TO BE LENGTHY AND PROLONGED, especially in light of the complexity of the share capital structure of the Bank as stated and the composition of the credit assets of the Bank and "their life span" and at the end of which only classes of "C" shareholders and classes of "D" shareholders are expected to earn a liquidation dividend, which also with respect to which it cannot be known whether it will amount to full consideration for return of the paid up capital that was invested by them and payment of the preferred dividend in arrears which accrued with respect to their shares.

     The proposal of Prof. Barnea was attached to the Immediate Report of the Bank of January 15, 2008 and an updated version thereof was attached to the Immediate Report of the Bank of March 12, 2008. The updated Immediate Report is attached to this application AS APPENDIX "A" and constitutes an integral part hereof.

8. Following the proposal of Prof. Barnea, the negotiation between the material shareholders progressed to the signing of a letter of principles ("THE LETTER OF PRINCIPLES") between the State and the material shareholders (excluding Bank Leumi, Bank Hapoalim and Bank Discount) and to the signing of letter of consents ("THE LETTER OF CONSENTS") between the State and the shareholders from Group "C", both of which documents are reflected in the arrangement plan. It is emphasized that in accordance with the letter of principles and the letter of consents, the material shareholders agreed to support the approval of the arrangement plan, including the distribution of the consideration in accordance with the proposal of Prof. Barnea.

     The letter of principles and the letter of consents are attached to this application AS APPENDIX "B".

9. The Bank's Board of Directors approached Prof. Yitzhak Suary and asked him to give his opinion regarding the fairness of the proposal of Prof. Barnea in connection with the distribution of the consideration of the sale to the public shareholders.

     The opinion of Prof. Suary from May 26, 2008 is attached to this application AS APPENDIX "C".

10. It is therefore the case, that THE ARRANGEMENT PLAN IS FILED FOR APPROVAL OF THE COURT AND FOR APPROVAL OF THE SHAREHOLDERS NOT AS A PURELY THEORETICAL AND ABSTRACT PLAN, BUT RATHER AS A PLAN THAT EARNED THE BLESSING OF A SUBSTANTIAL PORTION AMONG THE SHAREHOLDERS OF VARIOUS CLASSES, INCLUDING OF THE LARGEST SHAREHOLDER IN THE BANK - THE STATE OF ISRAEL, EVEN PRIOR TO THE FILING OF THE APPLICATION FOR APPROVAL OF THE ARRANGEMENT PLAN WITH THE HONORABLE COURT.

11. The advantages of the arrangement plan in its current format, if and so far as it will be approved by the Honorable Court, are clear:

     FIRST, as specified hereinafter, the shareholders are likely to obtain a greater return for their investment in the Bank's shares and will benefit from a prompt and cash payment for their shares, in comparison to the Bank liquidation alternative, with respect to which it cannot be known when and over what length of time it will be realized.

     SECOND, having the sale proceeding of the Bank as a going concern pass through the Court's "refining effect" within the framework of a "compromise and arrangement plan" pursuant to Article 350 of the Companies Law, assures the transparency of the proceeding, the fairness and its certainty.

     THIRD, the fact that a number of parties already expressed an interest in acquiring shares of the Bank within the framework of the aforementioned test of the State, may serve as a positive indication for the anticipated success of the sale proceeding of the Bank's shares to the outside investor.

12. In a nutshell it is emphasized that the arrangement plan, which is detailed at length in Part D of this application, includes the return of the perpetual deposit to the Bank (as specified at length in Section 23 hereinafter) as well as two alternative scenarios; THE FIRST SCENARIO - the sale of most of the shares of the Bank and redemption of the remainder by December 31, 2009 ("THE EFFECTIVE DATE"), i.e., finding a purchaser within the sale proceeding (as defined hereinafter) and finalization of the purchase transaction of the Bank's shares, including payment of the entire consideration with respect thereto by the purchaser, as specified hereinafter. Within the framework of this scenario, the shareholders will consent to the consideration distribution formula and will approve the manner in which the sale proceeding will be conducted. THE SECOND SCENARIO
     - will apply in the event that the sale proceeding (as defined hereinafter) will not be finalized. Within the framework of this scenario, a compromise was formulated concerning distribution of a dividend to Group "C" Shareholders, as will be specified later.

     In accordance with the first scenario, all the shares of the Bank, excluding shares that will be redeemed by the Bank, will be sold by the State of Israel and the public to an outside investor ("THE PURCHASER"), whose identity will be determined after approval of the arrangement plan by the Honorable Court, through an equal and competitive sale proceeding and/or within the framework of negotiations with a certain party or parties, which will be conducted by the Government Companies Authority ("THE SALE PROCEEDING").

     Each one of the shareholders of the Bank, in its capacity as a shareholder, will waive any claim and demand, inter alia vis-a-vis the Bank and vis-a-vis its officers (in the past or in the present), vis-a-vis interested parties in the Bank and vis-a-vis the State of Israel. The State of Israel, in its capacity as a Group "D" Shareholder and a Group "C" Shareholder, will additionally waive its right, so far as it exists, to receive a cumulative dividend. The State, as an Ordinary "B" Shareholder, will waive its share of the total consideration that will be received from the sale. At the conclusion of the arrangement plan the shares of the Bank will be stricken from trade on the Exchange.

     Should the sale proceeding not be finalized by the effective date (the second scenario), the State of Israel, will pay half of the interest for that part of the perpetual deposit which relates to the Group "C" shares which accrued in certain years, and the Bank will distribute that same amount as a dividend to Group "C" Shareholders ("THE COMPROMISE DIVIDEND").

     According to each one of the scenarios specified above, on July 31, 2008 or upon approval of the plan by the Honorable Court, whichever is later ("THE PERPETUAL DEPOSIT MATURITY DATE"): (i) The State of Israel will pay the Bank the perpetual deposit, excluding the proportionate part out of the perpetual deposit which emanated from the issue considerations of the Group "D" Shares held by the public, subject to an undertaking of the Bank that the perpetual deposit funds will be used first and prior to any other payment, toward payment of the balance of the special line of credit which was made available to the Bank by the Bank of Israel; (ii) The Bank will pay the Bank of Israel the balance of the special line of credit which was made available to it by the Bank of Israel within the framework of the Run-Off Plan and - (iii) The balance of the perpetual deposit with respect to the issue considerations of Group "D" Shares held by the public, will continue to be maintained solely as a dollar linked deposit and will be returned to the Bank close to the sale execution date.

13. In accordance with its terms, the arrangement plan (detailed at length in Part D of this application) will be financed primarily from the funds that will be made available by the Purchaser and from the independent means of the Bank (including funds that it deposited with the Ministry of Finance). However it is emphasized that fulfillment of the first scenario (i.e.: finalization of the sale proceeding), is dependent upon finding a Purchaser by means of the sale proceeding and finalization of the purchase transaction of the Bank's shares, including full payment of the consideration with respect thereto by the Purchaser. If the sale proceeding will not be finalized by the effective date, only the second scenario of the arrangement plan will be executed (return of the perpetual deposit by the State of Israel, excluding the proportionate part of the perpetual deposit due to the issue considerations of the Group "D" Shares held by the public and payment of the balance of the line of credit to the Bank of Israel, payment of half of the interest due to the perpetual deposit for Group "C" Shares by the State of Israel to the Bank and distribution of the compromise dividend).

14. It is emphasized that the arrangement plan is proposed as a single unit and it cannot be separated into its components nor may its terms be changed, other than with the consent of the Bank. The plan includes redemption of Group "D" Shares, in the event that the sale transaction of the Bank's shares will be executed, or the distribution of the compromise dividend to Group "C" Shareholders, in the event that the sale transaction of the Bank's shares will not be executed. Both the scenarios are liable to create a situation of distribution that does not fulfill the profit criterion pursuant to Article 303 of the Companies Law and accordingly, are conditioned upon approval of the Honorable Court, in accordance with a separate application that the Bank filed simultaneously with this application.

15. It is further emphasized that the arrangement was intended, inter alia, to provide a comprehensive and complete solution to the issue of the claims pending against the Bank and its officers and will prevent the possibility of the filing of additional claims in the future.

B.   THE REQUESTED REMEDIES

16. In light of that stated above and in accordance with that specified hereafter, the Honorable Court is requested as follows:

     16.1. To order, EX PARTE, the convening of meetings of all classes of shareholders, in which the State of Israel will not take part, for the purpose of discussion and passing a resolution in relation to the approval of the plan as follows: a meeting of the Ordinary "A" Shareholders; a meeting of the Preferred Ordinary Shareholders; a meeting of the Preferred "C" Shareholders together with Preferred "CC" Shareholders and Preferred "CC1" shareholders ("GROUP "C" SHARES") and a meeting of Preferred "D" Shareholders together with Preferred "DD" Shareholders ("GROUP "D" SHARES") and the passing of a written resolution by the Ordinary "B" Shareholders and the Ordinary "B1" Shareholder ("GROUP "B" SHARES") in lieu of convening a meeting since the State of Israel is the sole shareholder of Group "B" Shares (all jointly: "THE CLASS MEETINGS").

          It is clarified that the State of Israel will not participate in the class meetings of the shareholders.

     16.2. To order, EX PARTE, that the class meetings will be summoned, will be convened and will be conducted in accordance with the provisions specified in APPENDIX "D" to this application and will be held no later than 60 days from the date the order is handed down by the Court, on the date that will be determined by the Bank.

     16.3. To approve, EX PARTE, that a trust company that will be determined by the Bank will act as trustee ("THE TRUSTEE") for Group "D" Shareholders, Group "C" Shareholders and Preferred Ordinary Shareholders which hold share certificates in their name (all jointly
          - "THE BENEFICIARY SHAREHOLDERS"), and all the consideration that will be received for redemption and/or sale of the shares of the Beneficiary Shareholders will be deposited therewith. The Trustee will act in accordance with the trust agreement that will be presented and brought for approval of all classes of shareholders as part of the arrangement plan that they will be requested to approve ("THE TRUST AGREEMENT").

     16.4. To order, EX PARTE, by virtue of the authority given to the Honorable Court pursuant to Regulation 8 of the Arrangement Regulations, the granting of an exemption to the Bank from adding the details and submission of the documents pursuant to Regulation 7(b) of the Arrangement Regulations. The aforesaid exemption is requested since the Bank is a public company, some of the issued shares of which are traded on the Exchange in Israel. Accordingly, in the estimation of the Bank, the information, the details and the documents required in the aforesaid Regulation 7(b) are available to the public (including the public shareholders) by virtue of their being included, inter alia, in the periodic and immediate reports of the Bank prepared pursuant to the Securities Law and the regulations thereof and published on the MAGNA site (i.e.: The official site of the Israel Securities Authority).

17. After the convening of the class meetings, as requested above, and the passing of a resolution therein, as required pursuant to law, the Honorable Court will be requested, in accordance with an application that will be filed with the Court subsequent to the approval of the meetings, to hold a hearing in the presence of the parties, within the framework of which the Honorable Court will be requested to issue an order approving the plan.

18. The Bank reserves its right to appeal from time to time to the Honorable Court with a motion to administer orders, change dates, or additional decisions required in order to realize the arrangement plan, so far as this will be required.

C.   THE SHAREHOLDERS AND THEIR RIGHTS

19. Hereinafter we will briefly describe the rights attached to the various shares in the capital of the Bank:

     ORDINARY "A" SHAREHOLDERS (the State of Israel holds approximately 49% and the balance held by Bank Leumi, Bank Hapoalim, IDB Holdings Ltd., the Manufacturers Association, the International Bank and others) are entitled by virtue of their shares to the right to appoint the directors of the Bank and to a majority of the voting rights at the general meeting, to a right to a dividend at an annual rate of 6%, to a right to a participating dividend and to a right to participate in the distribution of the Bank's surplus assets at the time of liquidation, and all subject to the order of preference prescribed in the articles of the Bank.

     GROUP "B" SHAREHOLDER (the State of Israel) is entitled by virtue thereof to a dividend at an annual rate of 3% and to participation in the distribution of the Bank's surplus assets upon liquidation, and all subject to the order of preference prescribed in the articles of the Bank. For the Ordinary "B1"Share, the State of Israel is entitled, upon liquidation of the Bank, also to receive the positive difference between the increase of the index and the increase of the Dollar rate, which will be paid to the Bank upon liquidation for the perpetual deposit at the Ministry of Finance, in accordance with agreements between the Bank and the Ministry of Finance, and all subject to the order of preference prescribed in the articles of the Bank.

     THE PREFERRED ORDINARY SHAREHOLDERS are entitled by virtue of their shares to voting rights at the general meeting of the Bank, to a cumulative preferred dividend at an annual rate of 8%, to a participating dividend and to participation in the distribution of the Bank's surplus assets upon liquidation, and all subject to the order of preference in the articles of the Bank. The Preferred Ordinary Shares are listed for trade on the Exchange.

     GROUP "C" SHAREHOLDERS are entitled by virtue of their shares to a dollar linked cumulative preferred dividend at an annual rate of 6%, to a participating dividend and to participation in the Bank's surplus assets upon liquidation, and all subject to the order of preference prescribed in the articles of the Bank. Group "C" Shares are listed for trade on the Exchange.

     GROUP "D" SHAREHOLDERS are entitled by virtue of their shares to a dollar linked cumulative preferred dividend at an annual rate of 7.5% and to participation in the Bank's surplus assets upon liquidation, and all subject to the order of preference prescribed in the articles of the Bank. Pursuant to the Bank's articles, the Bank has a right to call for early redemption of Group "D" Shares. These shares were listed upon the issue thereof for trade on the Exchange but they were stricken from trade during the 90's. Excluding the State of Israel, most of the holders of Group "D" Shares are U.S. residents. Over the years, as a result of its purchases of these shares, the State of Israel reached a holding of approximately 88% of Group "D" Shares.

     A breakdown regarding the allocation of holdings in the Bank's shares between the State and the public is found in APPENDIX "E" which constitutes an integral part of this application.

     It is emphasized that the description of the rights attached to the shares as specified above and the order of preference for distribution of the balance of the Bank's assets at the time of liquidation, as specified hereinafter, reflect and constitute the basis for allocation of the shareholders to class meetings, according to the various interests in each one of the shareholder groups.

20. The order of preference for distribution of the balance of the Bank's assets at the time of its liquidation as prescribed in the articles of the Bank is as follows: FIRST - payment of arrears of cumulative preferred dividend, including dollar linkage differentials, for all classes of the preferred shares (i.e., Group "C" and Group "D" Shares). SECOND - payment of arrears of cumulative preferred dividend for the Preferred Ordinary Shares. THIRD - return of the paid up capital on Group "C" Shares and Group "D" Shares and with the addition deriving from the dollar linkage terms. FOURTH - return of the paid-up capital on Preferred Ordinary Shares. FIFTH
     - return of the paid up capital on Ordinary "A" Shares and return of the paid up capital on Group "B" Shares. SIXTH - the excess that will remain from the differences that the State will pay to the Bank at the time of its liquidation, so far as there will be such, as a result of the greater increase in the rate of increase of the Consumer Price Index compared with the rate of increase of the Representative Rate of the Dollar in connection with the deposits which the Bank deposited with the State, will be paid to the holder of the Ordinary "B1" Share. SEVENTH - the surplus of the ordinary assets will be distributed among the holders of the Ordinary "A" Shares, Preferred Ordinary Shares, Group "C" Shares in accordance with the paid-up capital thereon and at a ratio of ten to each Agora paid on each Ordinary "A" Share, ten to each Agora paid on a Preferred Ordinary Share, ten to each Agora paid on each Preferred "C" Share, six to each Agora paid on each Preferred "CC" Share and six to each Agora paid on each Preferred "CC1" Share.

21. So far as the Honorable Court will believe that the service of this application to additional parties is required, or that the joinder thereof as Respondents thereto is required, the Bank will act as the Honorable Court will so order it in this matter.

D.   THE COMPROMISE AND ARRANGEMENT PLAN

22. The compromise and arrangement plan proposed in accordance with this application includes three parts (two of them alternatives) which the shareholders and the Honorable Court will be requested to approve as one:

     22.1. FIRST PART: Return of the perpetual deposit to the Bank, excluding that same part thereof which reflects the issue considerations of Group "D" Shares which are not held by the State. This part will be executed promptly upon approval of the arrangement plan (but not prior to July 31, 2008) and it is not conditioned upon any term whatsoever ("THE PERPETUAL DEPOSIT ARRANGEMENT"). The return of the perpetual deposit will enable the Bank to pay off the balance of the special line of credit that was made available to it by the Bank of Israel following the liquidity crisis it experienced (for a detailed description regarding the first part see Section 23 hereinafter).

     22.2. SECOND PART: Sale of most of the Bank's shares and redemption of the remainder thereof, subject to a Purchaser being found for the Bank's shares and the sale being finalized by the effective date (December 31, 2009) ("THE SALE ARRANGEMENT") (for a detailed description regarding the second part see Section 24 hereinafter).

     22.3. THIRD PART: Which will apply in the event that the sale arrangement (the second part) will not be executed, and according to which the State will pay the Bank on the effective date or when the Bank commences liquidation proceedings, whichever is earlier, half of the interest accrued during the period commencing on July 1, 2002 and ending on July 31, 2008, on the part of the Bank's perpetual deposit at the Treasury which reflects the issue considerations of "C", "CC" and "CC1" Shares ("GROUP "C" SHARES") with the addition of linkage differentials and interest commencing from July 31, 2008 until the date of payment, where concurrently and out of this payment of the State, the Bank will pay Group "C" Shareholders half of the arrears of the preferred dividend which accrued on the shares thereof in the aforementioned period, with the addition of linkage differentials and interest commencing from July 31, 2008 until the date of payment ("THE DIVIDEND ARRANGEMENT") (for a detailed description regarding the third part see Section 25 hereinafter).

23.  Within the framework of the perpetual deposit arrangement (the first part):

     23.1. On July 31, 2008 or upon the approval of this arrangement, whichever is later, the State of Israel will pay the Bank the perpetual deposit which it deposited with the Ministry of Finance, excluding the proportionate part of the perpetual deposit from the issue considerations of Group "D" Shares held by the public, in the amount of their par value linked to the Dollar, which will continue to be maintained solely as a dollar linked deposit and which will be returned close to the sale execution date, if it will be executed ("BALANCE OF THE DEPOSIT").

     23.2. Prior to any additional distribution of monies from the perpetual deposit, the Bank will transfer to the Bank of Israel, out of the payment of the State of Israel for the perpetual deposit the amount required for full payment of the balance of the special line of credit which was made available to it by the Bank of Israel (as extended from time to time).

     23.3. The deposit will be returned as stated above, linked to the Dollar until October 1, 1987, and from this date and until its return, linked to the Consumer Price Index or to the Dollar, whichever is higher.

     23.4. The return of the deposit (including the linkage differentials thereon) will be exempt from any tax and duty as stated in the perpetual deposit agreements.

     23.5. The balance of the deposit will continue to be maintained solely as a Dollar linked deposit, in accordance with the perpetual deposit agreements.

     23.6. Section 7(6) of the Bank's articles, which grants the holder of the "B1" Share (the State of Israel) the right to receive, at the time of liquidation of the Bank, the excess of the index linkage differentials over the dollar linkage differentials for the perpetual deposit, as this excess is paid to the Bank at the time of the liquidation, will be amended so that the holder of the share will be entitled to receive the aforesaid excess at the time of liquidation of the Bank, even if the aforesaid excess will be paid to the Bank not at the time of liquidation thereof but rather before then, at the time of the return of the perpetual deposit.

          It is emphasized that for the purpose of amending the Bank's articles as stated, a general meeting of the shareholders of the Bank will be convened, concurrently with the convening of the class meetings, on the agenda of which will be the amendment of the Bank's articles as stated. A decision of the general meeting with regard to the amendment of the articles is a condition to the compromise and arrangement plan coming into force.

     23.7. Originating Motion 1294/04, which was filed by some Group "C" Shareholders, as stated above, with respect to cessation of payment of the preferred dividend, will be dismissed, without an order for costs, excluding the right of the applicants to court fee reimbursement taking into consideration that the hearing of the motion has not yet commenced; and Civil Appeal 174/08, which was filed by the Bank concerning dismissal of the originating motion which was filed with respect to accrual of the interest on the perpetual deposit of the Bank at the Ministry of Finance, will be dismissed, without an order for costs. The decision, the object of the aforesaid Civil Appeal 174/08, will bind the parties thereto only in the relations between them with respect to the part of the perpetual deposit which reflects the issue considerations of Group "C" Shares.

24.  Within the framework of the sale arrangement (the second part):

     24.1. The Government Companies Authority will act to locate a Purchaser that will purchase all the shares of the Bank, excluding Group "D" Shares which are not held by the State, from the State of Israel and the public. The identity of the Purchaser will be determined after approval of the arrangement plan by the Honorable Court, through an equal and competitive sale proceeding, which will be conducted by the Government Companies Authority ("THE SALE PROCEEDING"). The shares will be transferred to the Purchaser against fulfillment of the Purchaser's undertakings, free and clear of any lien, attachment or third party right. The shareholders of the Bank will not be required to provide the purchaser with any representation, undertaking or indemnification within the framework of the sale proceeding.

     24.2. The sale consideration will be distributed between the holders of the shares being sold in accordance with the consideration distribution formulas in Appendix "F" to the proposal of Prof. Barnea, which is attached as Appendix "A" to this application and in accordance with the rationale reflected in the chart attached hereinafter, and which, as emerges from the letter of principles, was given the advance consent of the material shareholders (excluding Bank Leumi, Bank Hapoalim and Bank Discount). The calculation of the amount that must be paid pursuant to these distribution formulas for each share included in the classes of shares being sold will be done by the State of Israel.

          The rate of exchange of the Dollar according to which the rights of the shareholders in accordance with the consideration distribution formulas will be calculated as stated, will be determined in accordance with the Representative Rate of the Dollar as it will be three business days (in which foreign currency trade is carried out) prior to the date of transfer of the consideration from the Purchaser to the Trustee.

     24.3. In a nutshell it can be said that most of the sale consideration is distributed between Group "C" Shareholders, and Group "D" Shareholders which are not held by the public (i.e., the State), in accordance with the rights of these classes of shares to participate in the Bank's assets at the time of its liquidation, as prescribed in its articles. In addition, so long as the part of the total consideration distributed to Group "C" Shares in accordance with the aforementioned rights, will be lower than the return of the paid up capital on these shares and payment of arrears of the preferred dividend with respect thereto (all in Dollar values), then part of the consideration to which the State of Israel was entitled for its holdings in Group "D" Shares, will be transferred to Group "C" Shareholders (as specified in the consideration distribution formulas).

     24.4. Ordinary "A" Shareholders and "B1" Shareholder, will receive part of the total consideration that will be received from the Purchaser, only if the total consideration will be greater than the sum of NIS 550 million and their share of the consideration will increase progressively together with the increase in the total consideration, all as specified in the consideration distribution formulas.

     24.5. The Preferred Ordinary Shareholders will receive a minimum amount of NIS 11 million, which will increase progressively together with the increase in the total consideration, as specified in the consideration distribution formulas.

     24.6. The State, as an Ordinary "B" Shareholder, waives its share of the total consideration that will be received from the sale, only with respect to these shares.

     24.7. If the total consideration that will be received from the Purchaser will be lower (i) than the average amount of two independent valuations with respect to the Bank's value upon liquidation and updated close to the submission date of bids by the bidders in the sale proceeding, which will be requested by the State, net of the Dollar value of redeemed Group "D" Shares (principal only and at their Dollar value converted to New Israeli Shekels in accordance with the representative rate known at that time), or - (ii) than NIS 400 million (the higher between them will be called: "THE MINIMUM PRICE"), the consent of the State representatives to the finalization of the sale will also be conditioned on obtaining approval of the class meeting of Group "C" Shareholders by a majority of 75% of the value represented at the vote.

          It is clarified that the State reserves the right not to choose any bid whatsoever and to cancel the sale proceeding even in the event that the total consideration will be greater than the minimum price, according to its sole discretion. A description of the sale proceeding is attached AS APPENDIX "F", which constitutes an integral part of this application.

HEREINAFTER IS A CHART SOLELY FOR ILLUSTRATION PURPOSES OF THE DISTRIBUTION OF THE CONSIDERATION AMONG THE SHAREHOLDERS IN THE BANK IN ACCORDANCE WITH THE PROPOSAL OF PROF. BARNEA:

               PREFERRED                  ORDINARY "A"
               "C" AND     PREFERRED         SHARES
              "D" SHARES    SHARES       (INCLUDING "B1")          PREFERRED "C" AND "D" SHARES
              -----------  --------- ------------------- ------------------------------------------------------
   AMOUNT                                                                      COMPENSATION OF
   TO BE                                                                         GROUP "C"
  RECEIVED                                                                     SHARES AT THE        TOTAL %
  FROM THE                                                                       EXPENSE OF        RETURN TO
  PURCHASER                            STATE                STATE                 GROUP "D"        PREFERRED
(IN MILLIONS                            OF                   OF                 SHARES OF THE         "C"
  OF NIS)                             ISRAEL    OTHERS     ISRAEL   PUBLIC         STATE         SHAREHOLDERS
-----------   -----------  --------- ---------- -------- --------- ---------    ------------     ------------
400                   389         11          0        0       205       184              28               79%
450(1)                439         11          0        0       235       204              28               88%
500                   487         13          0        0       264       223              28               95%
550                   525         15          6        4       291       234              24              100%
600                   563         18         11        8       328       235              10              100%
650(2)                589         21         24       16       354       235               0              100%
700                   589         25         51       35       354       235               0              100%
750                   589         25         80       56       354       235               0              100%

* Principles of the consideration distribution among the shareholders as specified in the chart are based on the assumptions of U.S. Dollar Representative Rate = NIS 4.013 and the consideration payment date by the Purchaser on 30.9.07. Other examples of the manner of distribution of the consideration in accordance with the Representative Rate as it could change from time to time, see page 10 of the proposal of Prof. Barnea, which is attached as Appendix "A" to this application. The rights of the Group "C" and Group "D" Shareholders as well as their right to the cumulative dividend will be calculated as of the date of execution of the consideration payment.

-------------------------
1 Where the consideration to be received will be in an amount situated between two levels, distribution of the surplus amount above the previous level will be proportional. For example, if the consideration of sale of all of the shares of the Bank will be in the amount of NIS 525 million, Preferred "C" and "D" Shareholders will receive NIS 487 million plus half of the difference 525 - 487, i.e. 487 + 19 = NIS 506 million. The Preferred Shareholders will receive NIS 14 (13 + 1) million and the Ordinary "A" and "B1" Shareholders NIS 5 (5 + 0) million - a total of NIS 525 million.

2 Due to the change in the rate of exchange of the U.S. Dollar, changes will occur in the distribution of the consideration, since the rights of Group "C" and "D" Shares are linked to the rate of exchange of the U.S. Dollar (see details on page 4 of the Barnea document).

** It is emphasized that the total consideration for Group "C" Shareholders and Group "D" Shareholders not held by the public, will be distributed between the individual shareholders, pro rata in accordance with the Dollar value of Group "C" Shares, according to a value of 1 U.S. Dollar for each Preferred "C" Share, a value of 10 U.S. Dollars for each Preferred "CC" Share and a value of 10 U.S. Dollars for each Preferred "CC1" Share; and in accordance with the Dollar value of Group "D" Shares, according to a value of 100 U.S. Dollars for each Preferred "D" Share, and a value of 1000 U.S. Dollars for each "DD" Share and according to the rate of holdings of each one among the individuals of the Group "C" Shareholders and the Group "D" Shareholders, respectively.

     24.8. The State will return to the Bank the remainder of the perpetual deposit with the addition of linkage differentials to the Dollar up to the repayment date. The repayment of the balance of the deposit (including linkage differentials thereon) will be exempt from any tax and levy as stated in the perpetual deposit agreements.

     24.9. The Bank will redeem, from its own resources, the Group "D" Shares not held by the State of Israel, in accordance with the redemption terms prescribed in their issue terms and the grossing up specified in the perpetual deposit agreement, i.e. (1) Redemption of Preferred "D" Shares at a premium of 5.625% of their par value ("THE PREMIUM") and in the amount of U.S. $ 105.625 per share and with the addition of the cumulative preferred dividend in arrears payment at an annual rate of 7.5% and calculated on the Dollar value of the share (U.S. $100) from July 1, 2002 and up to and including the day preceding the day of repayment and (2) Redemption of Preferred "DD" Shares in consideration of their full value, in the amount of U.S. $1,000 per "DD" Share and with the addition of the cumulative preferred dividend in arrears payment at an annual rate of 7.5% and calculated on the Dollar value of the share (U.S. $1,000) from July 1, 2002 and up to and including the day preceding the day of repayment; and in total, in consideration of a maximum amount (as of 31.12.09) of U.S. $12,517,944 to Group "D" Shareholders from the public. This amount is likely to be reduced if the payment date will be brought forward prior to December 31, 2009 or in the event that the State of Israel will purchase from the public additional shares of Group "D". Since the aforesaid distribution may be, in due course, a distribution that does not meet the profit criterion, which requires the approval of the Honorable Court, the Bank files, with the Honorable Court, together with this application, a separate application for approval of a distribution that does not meet the profit criterion pursuant to Article 303 of the Companies Law, which constitutes an integral part of the arrangement plan.

     24.10. The State will pay the Bank (as interest on the perpetual deposit) amounts to the extent of the Preferred dividend arrears that will be paid by the Bank to Group "D" Shareholders and amounts to the extent of the premium payment that will be paid by it to "D" Shareholders as stated, all as specified in clause 24.9 above. These amounts will be paid by the State where they are grossed up, in a manner described in the perpetual deposit agreements, so that the total net amount (after tax) that will remain with the Bank will be sufficient to make the aforesaid payments.

     24.11. All the consideration that will be received from the redemption of Group "D" Shares (including payment of the dividend in arrears and the premium) and all the consideration that will be received from the sale of Group "C" Shares and Preferred Ordinary Shares (all the holders of these shares will hereinafter jointly be called: "THE BENEFICIARY SHAREHOLDERS"), will be deposited with the Trustee.

          The day of deposit with the Trustee will be deemed the day of payment or repayment for the shares being sold or redeemed, accordingly.

          The Bank will report to its shareholders (by way of Immediate Report) regarding a number of key dates in relation, inter alia, to the date for the fulfillment of all the conditions precedent prescribed in the agreement with the Purchaser, the effective date entitling the shareholders to receive the consideration for their shares from the Purchaser, the date when trading of the Bank's shares will cease (as stated in clause 24.21 hereinafter), the date when the total consideration will be transferred from the Purchaser to the Trustee, the date when the total consideration will be paid by the Trustee to the nominee company of Bank Discount ("THE NOMINEE COMPANY"), with which the Bank's shares that are traded on the Tel Aviv Stock Exchange are registered, or to the shareholders (for shares registered in the name of the relevant Beneficiary Shareholders in the Bank's register of shareholders). Subject to the provisions of the agreement with the Purchaser, the Bank will be entitled to postpone each one of the dates specified above provided that the notice with regard to such postponement will be given at least one business day prior to the relevant date.

          Notwithstanding, if and so far as it will be required, the report will include the manner in which the consideration will be distributed to the nominee company or to the shareholders by the Trustee in accordance with a calculation that will be made by the State of Israel, and the manner in which the shares will be transferred from the Beneficiary Shareholders to the Purchaser.

          The payment to the Trustee for the shares being sold and redeemed, in accordance with the provisions of the agreement with the Purchaser, will constitute final and full payment for the above-mentioned shares. Upon deposit of the total consideration with the Trustee, shares of the Beneficiary Shareholders who hold with respect to these shares a share certificate in their name, will be cancelled, for all intents and purposes, whether these are shares that are redeemed and whether these are shares that are sold even if the certificates with respect thereto will not be transferred to the Trustee. These Beneficiary Shareholders will only have available to them the right to receive from the Trustee the consideration for their shares, for seven years ("THE TRUST PERIOD"), subject to the duty to deduct tax at source, without any addition of interest, but with the consideration for Group "C" Shares and Group "D" Shares being linked to the Dollar or paid in Dollars and all in accordance with the trust agreement.

          For the removal of doubt, the shares registered in the Company's books in the name of shareholders holding share certificates in their names and in the name of the nominee company, will be registered in the name of the Purchaser.

     24.12. The monies remaining with the Trustee upon the expiration of the trust period and after the expenses and remuneration of the Trustee were deducted therefrom, will be allocated as follows: the consideration monies payable to the Beneficiary Shareholders with respect to the Preferred Ordinary Shares and Group "C" Shares and with respect to preferred dividend arrears and the premium with respect to Group "D" Shares, which were not claimed by then, will be paid to the State. All the remaining monies that will remain with the Trustee will be paid to the Bank, subject to any duty to deduct tax at source.

          At the expiration of the trust period and after the transfer of the monies that will remain with the Trustee to the State and to the Bank, respectively, the right of the Beneficiary Shareholders to receive the consideration will expire automatically.

     24.13. Upon the deposit of the consideration with the Trustee, the Trustee will publish in a newspaper with a wide circulation in the United States and in a newspaper with a wide circulation in Israel, a notice regarding the sale of the Preferred Ordinary Shares, Group "C" Shares and regarding redemption of Group "D" Shares and the right to receive consideration for them. In addition, a notice will be sent by mail to the shareholders regarding sale of the shares and redemption of the shares as specified above. The posting to the shareholders in the United States will be carried out through an agent in the United States, at the request of the Bank or at the request of the Trustee.

     24.14. The remuneration of the Trustee and its expenses, as specified in the trust agreement, including expenses due to publication in the press, will be paid from the monies in the trust account, and the profit accruing from them. However, so far as monies will be lacking in consequence thereof to effectively pay the Beneficiary Shareholders, the Bank will bear liability for the supplementation and payment thereof to the Trustee.

     24.15. Upon implementation of the arrangement plan, subsequent to fulfillment of all the conditions precedent as specified in clause
          24.26 hereinafter, the shareholders will comprehensively waive any allegation and/or demand and/or claim, including a pending claim, of any type and kind whatsoever, which originated in the period up to and including the transfer date of their shares to the Purchaser in accordance with the plan ("DEMAND"), whether this involves a demand known to the shareholders on the share transfer date, or whether this involves a demand that is not known to the shareholders on the share transfer date and this, vis-a-vis the Bank, officers of the Bank (as this term is defined in the Companies Law), the interested parties in the Bank (as this term is defined in the Securities Law, 5728-1968), employees of the Bank and against the State of Israel, as the case may be (whether these are officers, employees and interested parties in the past or in the present), and this effective from the transfer date of their shares, in any matter deriving and/or related, directly or indirectly, to the Bank and/or the companies held by the Bank in the past or in the present, so far as there are such, their operations, their businesses, their assets, the manner by which these are or were managed, the holding of their shares and the exercise of rights by virtue thereof, including in regard to distribution or non-distribution of a dividend including a cumulative dividend in arrears, or in regard to a demand in connection with the perpetual deposit and/or the restitution thereof and/or interest payment with respect thereto, and including any matter concerning the submission and implementation of the arrangement plan and the service of the aforesaid officers.

     24.16. Upon the approval of the arrangement plan and the signature of the trust agreement with the Trustee, and without derogating from that stated in the trust agreement, the shareholders will absolutely and irrevocably waive any allegation, demand or claim whatsoever against the Trustee or anyone on his behalf deriving from or related to his activities as Trustee or the fulfillment of a function as Trustee or anyone on his behalf pursuant to the provisions of the trust agreement, except for an action that will be done by the Trustee or anyone on his behalf with malice and/or as a result of gross negligence of the Trustee.

     24.17. In addition, Group "C" Shareholders will waive vis-a-vis those specified in clause 24.15 above, also their right to receive the compromise dividend and any demand in connection with the perpetual deposit and/or the return thereof.

     24.18. Within seven days of the date of finalizing the sale transaction of the Bank's shares, as specified above, the representative of the Bank will file a notice with the Court hearing any proceeding instituted by the shareholders of the Bank against the Bank and/or its officers and/or its interested parties and/or its employees and/or the State, regarding the aforesaid approval of the arrangement plan and regarding the consent of the plaintiff shareholders in such proceeding to the dismissal of the claim which was filed by them as stated, without an order for costs.

     24.19. The Bank will assign to the Accountant General of the Ministry of Finance or to a third party ordered by the Accountant General of the Ministry of Finance, without consideration, the right to collect the loans extended by the Bank in favor to the Israel Electric Corporation Ltd. together with the State deposits at the Bank which served as a source for providing these loans, including all the collateral that was provided to secure them.

     24.20. The Bank will waive any claim, demand and allegation, vis-a-vis the officers of the Bank, employees of the Bank and vis-a-vis the interested parties in the Bank (solely in their capacity as shareholders), and all in connection with the period until the transfer to the Purchaser of the Bank's shares within the framework of the sale arrangement. In addition, the Bank will waive any demand, claim and allegation vis-a-vis the State in connection with the perpetual deposit, the payment of interest thereon and its return to the Bank.

     24.21. The purchase agreement according to which the Purchaser will purchase the Bank's shares will include a waiver of the Purchaser of any claim, demand and allegation, vis-a-vis the officers of the Bank, employees of the Bank and vis-a-vis the interested parties in the Bank (solely in their capacity as shareholders), and all in connection with the period until the transfer to the Purchaser of the Bank's shares within the framework of the sale arrangement.

     24.22. The Bank's shares will be stricken from trade on the Exchange.

     24.23. The consideration payable to the shareholders holding the Bank's shares through a nominee company, will be subject to deduction of tax at source in accordance with the Income Tax Regulations (Deduction from Consideration, from Payment or from Capital Gains, upon Sale of a Unit in a Trust Fund or in a Future Transaction), 5762-2002 ("DEDUCTION AT SOURCE REGULATIONS").

          The consideration payable to shareholders holding share certificates in their name will be subject to deduction of tax at source in accordance with the Deduction at Source Regulations, unless any such shareholder whose address in the Bank's register of shareholders is in Israel, presented to the Trustee confirmation of an exemption from deduction of tax at source, on a date to be determined later.

     24.24. Should the Honorable Court approve the arrangement plan, a motion will be filed for a pre-ruling to the Tax Authority, according to which transfer of the consideration from the Purchaser to the Trustee will not be deemed a tax event and therefore it will be exempt from the duty to deduct tax at source, so that only at the time of transfer of the consideration from the Trustee to the Beneficiary Shareholders will tax at source be deducted, so far as there will be a duty to do so.

     24.25. Should the arrangement plan be approved by the Honorable Court and all of its above specified stages be finalized, from the total consideration that will be received from the Purchaser for the shares, a sum of NIS 110,000 with the addition of VAT, which was paid by the State to Prof. Barnea for preparation of his proposal (Appendix "A" to this application), will be returned to the State of Israel. After the return of the aforesaid sum to the State, the balance of the consideration for the shares will be distributed among the shareholders in accordance with the distribution formulas included in the plan.

     24.26. A condition to finalization of the second part of the arrangement plan and its implementation is the finding of a Purchaser by means of the sale proceeding and finalization of the purchase transaction of the Bank's shares, including full payment of the consideration with respect thereto by the Purchaser, by the effective date.

25. Within the framework of the dividend arrangement (the third part) which will apply in the event that the sale arrangement (the second part) will not materialize:

     25.1. On the effective date, or at the time a liquidation order is issued against the Bank, or at the time a voluntary liquidation resolution is passed by the general meeting of the Bank (whichever is earlier), the State will pay the Bank half of the interest, at an annual rate of 6%, which accrued during the period which commenced on July 1, 2002 and ended on July 31, 2008 ("THE ACCRUAL PERIOD") on the part of the perpetual deposit of the Bank at the Ministry of Finance which reflects the issue considerations of Group "C" Shares, this interest being linked to the Representative Rate of the U.S. Dollar ("DOLLAR") in a manner that "the new rate" will be the Representative Rate that will be published on the business day preceding July 31, 2008, and from this date and until its payment to the Bank bearing "linkage differentials and interest" pursuant to Article 3A of the Adjudication of Interest and Linkage Law, 5721-1961 ("LAWFUL LINKAGE DIFFERENTIALS AND INTEREST"). These amounts will be paid by the State grossed up, in a manner described in the perpetual deposit agreements, so that the net amount (after tax) that will remain with the Bank will be equal to the payment pursuant to clause 25.2 hereinafter.

     25.2. On the date stated in clause 25.1 above, the Bank will pay Group "C" Shareholders, the net amounts that it will be paid as stated in
          Section 25.1 above, i.e., half the preferred dividend arrears, at an annual rate of 6%, which accrued on their shares in the accrual period. This amount will be linked to the Representative Rate of the Dollar in a manner that "the new rate" will be the Representative Rate that will be published on the business day preceding July 31, 2008 and from this date and until payment thereof to the shareholders it will bear lawful linkage differentials and interest.

     25.3. The State will waive any claim and/or demand and/or allegation vis-a-vis the Bank and/or the liquidator of the Bank and/or the liquidation fund of the Bank in relation to 50% of the preferred dividend arrears which accrued on Group "D" Shares owned by the State during, the accrual period.

     25.4. Subject to the full payment of the amounts that will be due to them pursuant to clause 25.2 above, Group "C" Shareholders will waive any claim and/or allegation and/or demand vis-a-vis the State, in relation to and/or in connection with the perpetual deposit, its return to the Bank, payment of interest thereon and payment of a dividend on their shares with respect to any period, in the past or in the future.

     25.5. Subject to full payment of the amounts that will be due to them pursuant to clause 25.2 above, Group "C" Shareholders will waive any claim and/or allegation and/or demand vis-a-vis the Bank, the interested parties in the Bank, the officers of the Bank and employees of the Bank in connection with the perpetual deposit and its return to the Bank and non-distribution of a dividend in the period which commenced on July 1, 2002 and until the date of payment of half the preferred dividend arrears with respect to their shares as stated in clause 25.2 above. To remove any doubt, it is hereby clarified that the above waiver will not derogate from the rights of Group "C" Shareholders to accrual of the preferred dividend with respect to their shares pursuant to the Bank's articles, including in relation to the above-mentioned period.

     25.6. Subject to the implementation of the dividend arrangement, the Bank will waive any claim, demand and allegation vis-a-vis the State in relation to payment of the interest with respect to the part of the perpetual deposit which reflects the issue considerations of Group "C" Shares, and Group "D" Shares that are owned by the State (without derogating from any claim, demand and allegation thereof in relation to payment of interest on the balance of the perpetual deposit) and with respect to return of the perpetual deposit by the State.

26. It is emphasized that the arrangement plan is proposed to the shareholders as a single unit, including implementation of the distribution as the Honorable Court is requested to approve, and it cannot be separated into its components or having its terms changed, other than with the consent of the Bank.

E.   THE PROCEEDINGS WHICH LED TO THE FILING OF THE APPLICATION

27. This application is filed in anticipation of the expiration of the Run-Off Plan, described at length in Section 28 hereinafter, in the framework of which the Bank is operating since the beginning of 2003 and it is intended to enable the Bank to continue to operate as a business entity and to offer its current shareholders a ready solution to the realization of their holdings for suitable consideration and within a relatively short period of time.

28. As is explained in the introductory section of this application, at the time when a severe recession prevailed in the economy, the Bank also encountered liquidity difficulties over the course of the third quarter of 2002. The concerns of the depositors of the Bank over the collapse of the Bank, led the depositors to a panic-driven withdrawal of their deposits, something which could indeed have caused the realization of the concerns and the collapse of the Bank. In order to prevent the collapse of the Bank a number of emergency steps were taken, by the Bank and by various parties including the government of Israel and the Bank of Israel:

     28.1. On August 26, 2002 the Bank's Board of Directors adopted a resolution to approve the process of selling the banking activity portfolio of the Bank, to cooperate in its implementation and to instruct the management of the Bank as will be required.

          The resolution of the Bank's Board of Directors from August 26, 2002 is attached to this application AS APPENDIX "G/1" and constitutes an integral part hereof.

     28.2 On September 1, 2002 the government of Israel decided to implement a plan of action "the objective of which is to immediately stabilize the Bank and to create certainty for the depositors while ensuring the normal operations of the Bank until finalization of the sale of the banking activity portfolio (the assets and liabilities portfolio) of the Bank". As part of this plan of action, the Bank of Israel made available to the Bank a special line of credit, and the Ministry of Finance agreed that deposits of the State of Israel in the Bank will be subordinated to deposits of the public in the Bank and to the credit of the Bank of Israel, until the sale of the banking activity portfolio of the Bank.

          The decision of the government from September 1, 2002 is attached to this application AS APPENDIX "G/2" and constitutes an integral part hereof.

     28.3. The process of selling the Bank's banking activity portfolio was due to last a number of months, however the plan for its sale as "a single unit", and within a short time frame, was not successful. Accordingly, the Bank formulated, through a team of outside consultants (among which Prof. Barnea was included), a Run-Off Plan. The principles of the plan were adopted by the Bank's Board of Directors on February 27, 2008, at the core of which stood a controlled realization process of the credit assets of the Bank over a period of four years, until the end of 2006, while reducing the manpower of the Bank and the operational costs, subject to the continued availability of the aforesaid line of credit by the Bank of Israel.

     28.4. On July 29, 2003 the Ministerial Committee for Social and Economic Affairs (Socio-Economic Cabinet) approved the principles of the Bank's Run-Off Plan. In the government decision it was noted that it was made in order to ensure the normal operations of the Bank and the return of the deposits to all the depositors and in order to realize the assets of the Bank in a controlled process, within 36 months.

          The aforesaid government decision, is attached to this application AS APPENDIX "G/3" and constitutes an integral part hereof.

     28.5. In accordance with the Run-Off Plan, the Bank refrains from making new credits available, and its activity focuses on collection of existing credits. The Bank reduced and/or completely discontinued various activities which existed therein in the past and which are not connected with the collection of credits.

     28.6. In addition, the Bank's Board of Directors approved a comprehensive and detailed efficiency plan which includes deep cutbacks in the operational expenses and in the manpower.

     28.7. In its meeting of July 26, 2005, the Bank's Board of Directors approved the extension of the Run-Off Plan by two additional years and the continued implementation thereof on the basis of a document which was prepared by Prof. Barnea, this until July 31, 2008. The Bank's Board of Directors decided, in light of the reduction in the Bank's activity within the framework of the Run-Off Plan, to notify the Governor of the Bank of Israel of its consent to the limitation of its banking license in a manner which will reflect the limited activity thereof, and including non-acceptance of new deposits and non-renewal of deposits that have reached maturity. In addition, in the limited license it will be set forth that the validity thereof will be until the end of the extended plan period.

     28.8. On October 10, 2005 the Ministerial Committee for Social and Economic Affairs (Socio-Economic Cabinet) decided to approve the extension of the Bank's Run-Off Plan by an additional two years, until July 31, 2008.

          The decision of the Ministerial Committee for Social and Economic Affairs from October 10, 2005 is attached AS APPENDIX "G/4" to this application and constitutes an integral part hereof.

29. In addition, the government noted the Governor of the Bank of Israel's notice regarding his consent to the realization of the balance of the Bank's assets and continued availability of a line of credit to the Bank until the end of the extended plan. The government's decision also set forth that the Bank would not make use of the line of credit, or of other sources, in order to make new credits available.

30. The Bank during the years of its existence used to distribute every quarter a preferred dividend to its preferred shareholders and the State paid the Bank back to back interest (at the rate of the dividend which the Bank used to pay to the preferred shareholders) for the issue considerations of the preferred shares of the Bank which were deposited by the Bank with the Ministry of Finance as a perpetual deposit. After the Bank found itself in a liquidity crisis in the third quarter of 2002, the Bank ceased distributing the preferred dividend to its shareholders and the State ceased paying the Bank the aforesaid interest.

31. Following the cessation of the payment of the interest with respect to the perpetual deposit, an action was filed against the Bank which is still pending before the courts (Originating Motion 1292/04). The action was filed with the District Court in Tel Aviv on September 28, 2004 by various financial bodies, holding the preferred shares of the Bank. Within the framework of the claim the Court was requested, inter alia, to order the Bank to pay its shareholders a dividend at a rate and on the dates as was paid until the second quarter of 2002. Since in the opinion of the Bank, , the subject of distribution of the dividend is connected with the issue of the accrual of interest on the perpetual deposits under the circumstances of non-distribution of a dividend, the Bank filed following this originating motion, an originating motion against the Minister of Finance and the plaintiff shareholders (Originating Motion 377/05) in order for the Court to declare that the interest accrues in favor of the Bank also with respect to the period in which a preferred dividend was not distributed. The Court dismissed the originating motion which was filed by the Bank and determined that the interest does not accrue in favor of the Bank.

32. On October 9, 2007 the Bank's Board of Directors decided that in light of the decision of the Court it is appropriate that the Bank will act to renew the dividend distribution to the preferred shareholders of the Bank. In this connection the Board of Directors also decided to convene the general meeting of the Bank and to recommend to it the amendment of the Bank's articles in a manner that will enable the renewal of the distribution. The general meeting convened on January 7, 2008 and rejected the recommendation of the Board of Directors.

33. Since in the opinion of the Bank the decision of the Court is liable to be interpreted as denying the right of the Bank to receive accumulated interest also if and when the Bank will distribute or pay in the future a cumulative preferred dividend in arrears, the Bank filed on January 6, 2008 an appeal with the Supreme Court (Civil Appeal 174/08) on this part of the Court's decision. This appeal is still pending before the Supreme Court.

     For details regarding the material legal actions, including the action specified above, see in the annual report of the Bank for December 31, 2007, and in the financial statements of the Bank for March 31, 2008 which are attached as APPENDICES "H" and "I" respectively, to this application and constitute an integral part hereof.

34. According to the government's decision, the Run-Off Plan will conclude at the end of the month of July 2008. In order to prepare for "the day after" the Run-Off Plan, the Bank's Board of Directors examined, in cooperation with the State of Israel, including by virtue of the Bank being a mixed company, as defined in the Government Companies Law, 5735- 1975, the various possible alternatives that will benefit the shareholders.

35. As was conveyed to the Bank, the State conducted over the course of 2007 an experimental test, through the Government Companies Authority, in order to examine the level of response of various parties which could be interested in acquiring all the issued and paid up share capital of the Bank. Twelve entities expressed interest in acquiring the aforesaid share capital.

36. After the initial draft of the outline for sale of the Bank as a going concern, which includes, inter alia, the arrangement plan, the material shareholders requested from Prof. Barnea to propose a formula for the distribution of the consideration that will be received from the sale of all the shares of the Bank to the Purchaser, among the shareholders. Professor Barnea submitted to the material shareholders his proposal for distribution of such consideration within the framework of which he addressed the alternative of liquidating the Bank against its sale as a going concern.

37. The conclusion of Prof. Barnea was that the alternative of selling the Bank's shares as a going concern was the best alternative for the shareholders.

     The recommendation of Prof. Barnea was adopted by the material shareholders in a letter of principles which they signed on March 18, 2008 (excluding Bank Leumi, Bank Hapoalim, and Bank Discount), which seeks to adopt the arrangement plan.

38. The conclusion reached by the Bank's Board of Directors and the Government Companies Authority after many discussions and with the assistance of a team of outside consultants (including the distribution proposal of Prof. Barnea which was given to the material shareholders), was that the sale of the Bank as a "going concern" to an outside investor is likely to yield a higher consideration to the shareholders compared to the alternative of liquidating the Bank and distributing the balance of its assets (after discharge of its debts to its creditors) to its shareholders.

39. On April 29, 2008, the Ministerial Committee for Privatization Affairs decided that the shares of the State in the Bank will be sold, as a single unit, by way of a private sale, to an investor or to a group of investors from Israel and/or from abroad ("THE PURCHASER") and this within the framework of a comprehensive sale outline for transfer of all the Bank's shares including those held by the public to the Purchaser, as specified in the Ministerial Committee decision ("THE PRIVATIZATION DECISION"). Further to the privatization decision, the Bank's Board of Directors decided to propose to all the Bank's shareholders an arrangement plan between it and them, within the framework of which their holdings will be purchased by the outside investor and/or will be redeemed by the Bank. The manner of privatization of the Bank requires approval of the Finance Committee of the Knesset in accordance with Article 59b(h) of the Government Companies Law. Upon the decision of the Ministerial Committee for Privatization Affairs the Bank is a "privatized company", as defined in the Government Companies Law.

     The privatization decision is attached to the Immediate Report of the Bank from April 30, 2008 which is attached to this application AS APPENDIX "J" and constitutes an integral part hereof.

F.     MANNER OF ALLOCATION INTO CLASS MEETINGS

40. The manner of allocation into the class meetings, as specified in Appendix "D" to this application, is almost completely based on the package of rights of each share and that such an allocation properly reflects the various interests of the shareholders in the Bank. For details regarding the various interests of the class meetings, see clause 19 above.

     It is emphasized, this allocation into the class meetings is a product of balancing between meticulously safeguarding the interests and the rights of the class shareholders, so that they will not be prejudiced, and using caution against excess splitting of the shareholders into sub-groups, without having material interests at the basis of the split which justify this, which may vest in individual and specific shareholders, even those whose rate of holdings in the Bank are minimal, non-proportional power, at the stage when the arrangement proposal is brought for approval of the shareholders and preclusion of the ability to make decisions in the Bank as a result thereof. It is also emphasized that the Bank's articles grant only to Ordinary "A" Shareholders and to Preferred Ordinary Shareholders voting rights in the general meeting of the Bank.

     The State of Israel notified the Bank that it would not participate in the class meetings of the shareholders.

     The words of the Honorable Judge D. Levin in Civil Appeal 70/92 CLAL INDUSTRIES LTD. V. LEUMI - PIA, MUTUAL FUND MANAGEMENT COMPANY LTD., Piskei Din 47(2) 329, 343 are suitable in this regard:

     "NONETHELESS, ALSO WITH RESPECT TO CLASSIFICATION OF SHAREHOLDER MEETINGS, AS WITH RESPECT TO CLASSIFICATION OF CREDITOR MEETINGS, ACCORDING TO THE AFORESAID INTERESTS TEST, ONE SHOULD ABSTAIN FROM CLASSIFICATION INTO TOO MANY SUB-GROUPS, SINCE SUCH A CLASSIFICATION IS LIABLE TO RESULT IN OVER-DEMANDING MINORITY GROUPS CAUSING THE FAILURE OF THE ARRANGEMENT NOT FOR A TRULY RELEVANT REASON".

G.   THE BANK'S CREDITORS

41. Hereinafter are details regarding the Bank's creditors and the total debt of the Bank to them (in NIS thousands) close to the filing date of the application (as of March 31, 2008):

41.1. The material creditor of the Bank is the State of Israel, to which the total debt of the Bank is set at NIS 4,877 million (approximately 90.3% of the Bank's total liabilities).

41.2. An additional material creditor of the Bank is the Bank of Israel, which made available to the Bank a special line of credit which the Bank undertook to pay back. As of March 31, 2008 the total debt of the Bank in relation to the Bank of Israel is set at NIS 390 million.

     As specified in the statements of the Bank for March 31, 2008 (Appendix "I"), the Bank is of the opinion that by right, the Bank of Israel should credit it with the interest amounts over the "Bank of Israel interest" with which it was charged by the Bank of Israel with respect to the special line of credit from August 2002 and until July 29, 2003. The Bank is conducting discussions with the Bank of Israel in this connection.

41.3. The total debt of the Bank in relation to its non-material creditors, close to the aforesaid filing date of the application, is set at approximately NIS 133 million.

H.   DESCRIPTION OF THE BANK AND ITS BUSINESS ENVIRONMENT

42. In accordance with the requirement of the Arrangement Regulations for providing details with regard to the Bank and its business environment, hereinafter are detailed the data required pursuant to law. Nonetheless, since the Bank is a public company which publishes periodic reports, quarterly financial reports and immediate reports in accordance with the provisions of the Securities Law and its regulations, wherein extensive and comprehensive details are included beyond that required pursuant to the Arrangement Regulations, the essentials are hereby briefly brought forth. The Honorable Court is referred, for the purpose of receiving additional and more complete details (to the extent so required), to the annual report of the Bank for December 31, 2007 (Appendix "H" to the application).

43. THE SEGMENTS IN WHICH THE BANK OPERATES, THE FIELDS OF OPERATION AND LICENSING CHARACTERISTICS

     43.1. The Bank was incorporated on October 7, 1957 as a public company in Israel. In the terminology of the Government Companies Law, 5735-1975 ("THE GOVERNMENT COMPANIES LAW"), the Bank is a "mixed company" (as defined in Article 1 of the Government Companies Law).

     43.2. In 1989 the Bank commenced its activity as a commercial bank, however as stated above, the Bank today engages primarily in collection of bank credits, after its activity of providing varied and diverse banking services was utterly reduced.

     43.3. The Bank obtained a license to operate as a commercial bank on June 4, 1989, however this license was limited in accordance with the limitation of the Bank's activity and is planned to be revoked upon conclusion of the Run-Off Plan on July 31, 2008.

44.  CHARACTERIZATION OF THE BANK'S CUSTOMERS AND THE EXTENT OF DEPENDENCE ON
     THEM

     44.1. The Bank's customers include borrowers (primarily from the business sector) as well as depositors. The number of depositors, which continues to diminish with the years, is fixed today at approximately
          70. In addition, the Israel Electric Corporation Ltd. received from the Bank loans guaranteed by the State of Israel which have not yet been paid in full.

     44.2. Apart from the Israel Electric Corporation Ltd., the Bank does not have, nor did it have in the year preceding the filing of this application, dependence on an individual customer or on a limited number of customers, or customers the revenues from which constituted 10% or more of the total revenues of the Bank.

45.  DEPENDENCE ON SUPPLIERS, MARKETING PEOPLE AND RAW MATERIALS

     The Bank has no dependence on suppliers, marketing people and raw materials.

46.  RISK FACTORS

     Hereinafter is a description of the primary risk factors that are liable to affect the Bank's activity:

     46.1. QUALITY OF BORROWERS AND COLLATERALS

          The risk that borrowers of the Bank will not make payments of their debts to the Bank, is a risk inherent in the activity of the Bank. Although the Bank continuously reviews the condition of its customers and the value of the collateral securing their debts and makes provisions in accordance with its appraisals of the risk that they will not be able to pay their debts, it is possible that in the future there may be circumstances and situations that were not taken into account until now by the Bank, including deterioration in the condition of the customers and devaluation of their collateral, which will require the making of additional provisions. The focus of the Bank on collection of credits and its refraining from engaging in other activities, increase the impact that this risk will have on the financial results of the Bank in the event of its realization.

     46.2. DISPERSAL OF CREDIT RISKS

          In accordance with the policy adopted by the Bank within the framework of the Run-Off Plan the Bank no longer engages in extending of credit, but rather in collection of the credit which was made available by it in the past, while executing debt settlements as a part of this process. The ability to collect the credit is also affected by factors external to the Bank, such as the condition of the economy in general and the borrowers in particular and the policy of other banks with respect to making credit available to customers. The fact that the Bank has been refraining for approximately six years from making new credit available, limited to a minimum the ability of the Bank to disperse its credit risks in accordance with accepted parameters for measuring credit risk dispersal.

     46.3. INTEREST, EXCHANGE RATE AND INFLATION RISKS

          The interest risk derives from the impact of future changes in the interest rates on the current value of the assets and liabilities of the Bank. These changes are liable to cause erosion of the Bank's revenues and its capital.

     46.4. SHARE PRICE RISK

          The scope of the total investment of the Bank in securities on March 31, 2008 amounts to approximately NIS 40 million. Out of the aforesaid amount, a sum of approximately NIS 29 million is comprised of tradable shares. The aforesaid value is on the basis of the Stock Exchange rate as of date of the financial statements. The above-mentioned value is subject to fluctuations in accordance with the share prices included in this clause. Most of the investment in tradable shares is with respect to shares of one company included in the Tel Aviv 25 shares list.

     46.5. LIQUIDITY RISK

          Since the Bank is precluded from receiving deposits from the public, it relies on the line of credit from the Bank of Israel for its liquidity management..

     46.6. OPERATIONAL RISKS

          These risks include risks deriving from fraudulent acts, errors on the part of the Bank's employees, absence of proper documentation for transactions, failures and defects in data processing, in equipment or in external systems of service providers, and absence of proper internal security check and control processes. Although the Bank instituted various means of supervision and control with the objective of minimizing the operational risks to which it is exposed, this is not sufficient to ensure that such risks do not exist or that they will not be realized in the future.

     46.7. LEGAL RISKS

          Over the course of its operation the Bank is exposed to legal risks, including the risk of loss as a result of there being no possibility of legally enforcing the existence of an agreement. These risks are continuously handled by the legal department of the Bank, but this does not ensure that all the risks were taken into account, or that risks which were identified will not be realized in the future.

     46.8. DEPENDENCE ON PROFESSIONAL PERSONNEL DUE TO REDUCTION OF THE WORK
           FORCE

          In accordance with the Run-Off Plan and the efficiency plan which accompanied it, the Bank substantially reduced the number of its employees, which was reduced from 170 on January 1, 2002 to 42 on March 31, 2008. The ability of the Bank to continue to successfully collect its credit portfolio, as well as to preserve the Bank as a business platform for a potential purchaser of the Bank, are dependent, inter alia, upon the continued employment of those managers and employees who are acquainted with and hold the essential knowledge concerning the systems of the Bank and its customers.

     46.9. DEPENDENCE OF THE BANK ON THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

          In the absence of other liquidity sources, the ongoing regular activity of the Bank is dependent upon the maintenance of the special line of credit which was made available to the Bank by the Bank of Israel and which was due to terminate on July 31, 2008. Non-fulfillment by the Bank of the special line of credit terms is liable to jeopardize the continued maintenance of the line of credit and to lead to realization of the debenture which was registered in favor of the Bank of Israel, to secure fulfillment of the Bank's obligations toward it.


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


          In the letter of the Governor of the Bank of Israel from April 13, 2008 the Governor of the Bank of Israel notified the Director of the Government Companies Authority that he decided to accede to his request and to extend the payment date of the special line of credit which was made available to the Bank, until December 31, 2008, or until the date the Court approval is received for an arrangement among all the shareholders, which is the object of this application, whichever is earlier. The aforesaid notice of the Governor which was conditioned on the fulfillment of a number of prerequisites is attached hereto as APPENDIX "K" to this application.

     46.10. THE HARM TO THE BANK'S PROFITS DUE TO ITS INABILITY TO MAKE CREDITS AVAILABLE AND TO RECEIVE AND/OR RENEW DEPOSITS

          Following the decisions of the Ministerial Committee for Social and Economic Affairs and of the Bank of Israel regarding the affairs of the Bank, the Bank is precluded from making new credits available and from receiving and/or renewing deposits, and the activity of the Bank focuses on collection of its credit portfolio. Limitation of the Bank's activity to collection of existing credits has and will continue to have an adverse effect on the Bank's ability to generate financing and operating income, and its being precluded from receiving and/or renewing of deposits, harms its financial margins.

     46.11. EFFECT OF THE RUN-OFF PLAN ON THE ATTITUDE OF THE BORROWERS TOWARD THE BANK AND THE BANK'S COLLECTION ABILITY

          The circumstances of the Bank and the limited prospect of its continued activity, are liable to negatively affect the willingness of its customers to fulfill their obligations toward it. On the one hand, customers may believe that under these circumstances concessions and reliefs can be extracted from the Bank, and on the other hand, fulfilling their obligations does not assure them an ongoing relationship with the Bank. The Bank's management is implementing and intends to continue implementing a vigorous and resolute line of action in everything connected with the handling of problematic debts. As a result thereof, in the last years there has been a significant increase in the collection expenses and the legal expenses borne by the Bank and this trend is liable to continue also in the future.

47. THE CONTROL OF THE BANK AND THE BANK'S HOLDINGS IN OTHER CORPORATIONS WHICH ARE MATERIAL TO THE BANK'S BUSINESSES

     47.1. THE CAPITAL STRUCTURE OF THE BANK: As of the date of this application, the registered capital of the Bank is NIS 18,890.1, and the issued and paid up capital thereof is NIS 13,774.1, allocated as follows:

                                                         NUMBER OF SHARES IN THE        NUMBER OF ISSUED
     CLASS OF SHARE              PAR VALUE (NIS)            REGISTERED CAPITAL               SHARES
---------------------------- -------------------------- -------------------------- --------------------------
   Ordinary "A" Shares                          0.10                        16,000                      15,100
   Ordinary "B" Shares                          0.10                       135,399                     134,899
  Ordinary "B1" Shares                          0.10                             1                           1
Preferred Ordinary Shares                       0.001                    1,000,000                   1,000,000
  Preferred "C" Shares                          0.00018                 17,000,000                  17,000,000
  Preferred "CC" Shares                         0.003                    1,000,000                     999,998
 Preferred "CC1" Shares                         0.003                    1,740,000                   1,734,779
  Preferred "D" Shares                          0.03                       164,000                     163,477
  Preferred "DD" Shares                         2.10                        60,000                      55,409
   Unclassified Shares                          0.10                        50,100

     47.2. The principle shareholder in the Bank, the State of Israel, holds, as of the filing date of this application approximately 80.09% of the issued and paid up capital of the Bank (through its holdings of various shares of the Bank - see Appendix "E") and approximately 45.78% of the voting rights therein (though Ordinary "A" Shares)(3).

(3) Recently the Bank reached a conclusion whereby out of 3,429 Preferred "D" Shares and 1,901 Preferred "DD" Shares registered in the name of the State on the books of the Bank's agent in the United States and not registered on the Bank's books and not reported by it, 2,636 Preferred "D" Shares and 1,306 Preferred "DD" Shares must be transferred and registered in the name of the State on the Bank's books (and concurrently subtracted from shares registered in the name of holders in the United States). In its meeting of February 26, 2008 the Bank's Board of Directors decided to approve the transfer of shares as stated above in the name of the State, subject to receiving certain approvals from the State concerning correction of the existing registrations in its name and the "surplus" share certificates which are held by it. When this transfer is accomplished, the rate of holding of the State in the Bank's capital will be set at 81.82% in lieu of 80.09% as reported today. It is noted that there is still an amount of approximately 30 Preferred "DD" Shares (beyond the amount of 1,306 shares noted above) which prima facie were also purchased by the State, but due to the absence of information with respect to details of the sellers, for now they cannot be transferred or registered in its name on the Bank's books.

48.  ADDITIONAL DETAILS REQUIRED IN ACCORDANCE WITH THE ARRANGEMENT REGULATIONS

     48.1. As of the day of filing this application, a receiver was not appointed for the Bank pursuant to a decision of a court or an execution office.

     48.2. To the best of the knowledge of the Bank, apart from that specified below, no personal advantage arises for any of the officers therein from the proposed plan, whether by virtue of their status as officers or whether by virtue of their status as shareholders or creditors:

          48.2.1. Subsequent to finalization of the sale of the Bank's shares, the State will pay the Bank's employees, including to the Chairman of the Bank's Board of Directors and the remaining officers serving as employees of the Bank, a privatization grant, in accordance with the Provision of Compensation to Employees due to a Private Sale of the State's Shares Procedure, as it will be updated from time to time.

          48.2.2. Upon the filing of this application with the Honorable Court, the indemnification letter and the exemption letter for the officers of the Bank will come into force, as such were approved in the general meeting of the Bank's shareholders of April 15, 2008 and in accordance with the Immediate Report which the Bank then published.

     48.3. The Bank was not given, and it was not proposed that it be given, guarantees, collateral or other securities for the purposes of the plan.

     48.4. The total expenses and costs which according to the Bank's estimation it may bear as a result of the plan, including amounts that were already paid for services and expenses in connection with the arrangement plan prior to its submission, is approximately NIS 2.25 million.

I.   CONCLUSION

49. This application is supported by the affidavit of Dr. Raanan Cohen, the Chairman of the Bank's Board of Directors, on the basis of which the application was executed, which is attached to this application and constitutes an integral part hereof.

50. Therefore the Honorable Court is requested to order as requested in clause 16 of this application.

51. This application should be granted as a matter of law and as a matter of justice.

---------------------------------------    -------------------------------------
            EHUD SOL, ADV.                          ASHER DOVEV, ADV.
         LICENSE NUMBER 12013                      LICENSE NUMBER 21192

                     HERZOG, FOX, NEEMAN AND CO., ADVOCATES
                   REPRESENTATIVES OF THE BANK (THE APPLICANT)

I declare that the contents of the facts specified in the application and the appendices thereof, to which this affidavit is appended, are true and that this is my name and this is my signature.

                                                         ______(-)____________
                                                           Dr. Raanan Cohen

CERTIFICATION

I certify that today, the 3rd of July, 2008, appeared before me, Asher Dovev, Adv., Dr. Raanan Cohen, bearer of Identity Card Number 04831694 and after I cautioned him that he must declare the truth, and that he will be subject to the penalties prescribed by law if he does not do so, confirmed the accuracy of his declaration above and signed it before me.

______(-)______________
Asher Dovev, Adv.